UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 15, 2008	Commission File Number:0001284823

XYRATEX LTD
(Translation of registrant’s name into English)

Langstone Road,
Havant
PO9 1SA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F   ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:

NEWS RELEASE

Havant, UK – April 15, 2008 - Xyratex Ltd (Nasdaq: XRTX) today released the following financial information for the first quarter of its 2008 fiscal year, ending February 29, 2008:

•              Management’s Discussion and Analysis of Financial Condition and Results of Operations

•              Unaudited condensed consolidated financial statements

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Overview

We are a leading provider of modular enterprise-class data storage subsystems and storage process technology. We design, develop and manufacture enabling technology that provides our customers with data storage products to support high-performance storage and data communication networks. We operate in two business segments: Networked Storage Solutions and Storage Infrastructure.

Our Networked Storage Solutions products are primarily storage subsystems, which we provide to OEMs and our Storage Infrastructure products consist of disk drive manufacturing process equipment, which we sell directly to manufacturers of disk drives and disk drive components. We form long-term strategic relationships with our customers and we support them through our operations in the United States, Asia and Europe. In our 2007 fiscal year, sales to our top three customers, Network Appliance, Seagate Technology and Western Digital, accounted for 56%, 12% and 12% of our revenues, respectively. In the three months ended February 29, 2008, sales to Network Appliance accounted for 62% of our revenues. No other customer accounted for more than 10% of our revenues in the quarter. We had 47 customers which individually contributed more than $0.5 million to revenues in our 2007 fiscal year and at February 29, 2008 we had over 150 active customers. We enter into joint development projects with our key customers and suppliers in order to research and introduce new technologies and products.

Revenues

We derive revenues primarily from the sale of our Networked Storage Solutions products and our Storage Infrastructure products.

Our Networked Storage Solutions products consist primarily of storage subsystems that address three market segments through our OEM customers: Network Attached Storage or NAS, Storage Area Networks or SAN, and Capacity Optimized storage. We have continued to see strong growth in each of these market segments over the past two fiscal years, particularly through Network Appliance, our main customer addressing these marketplaces. Our customers typically operate across multiple market segments. Capacity Optimized storage is primarily driven by magnetic tape technology being replaced by storage systems containing low cost disk drive technology in the backup and recovery processes within enterprises. The deployment of low cost disk drives is also taking place within the SAN and NAS market segments as IT departments begin to classify their data as part of an information life cycle or corporate data management strategy. Our customers in each market segment currently use the Fibre Channel protocol to access the storage subsystem which can incorporate either high performance Fibre Channel or lower cost ATA/SATA disk drives.

Our Storage Infrastructure revenues are primarily derived from the sale of disk drive manufacturing process equipment directly to manufacturers of disk drives and disk drive components. We supply three main product lines in this segment: production test systems, servo track writers and media process technology (comprising media cleaning and media handling automation technology). Revenues from these products are subject to significant fluctuations, particularly from quarter to quarter, as they are dependent on the capital investment decisions and installation schedules of our customers.

We typically enter into arrangements with our largest customers and provide them with products based on purchase orders executed under these arrangements. These arrangements often include estimates as to future product demand but do not typically specify minimum volume purchase requirements. Due to the complexity of our products, we provide almost all of our products on a build-to-order basis. The prices of our products are generally agreed to in advance and are based on a pre-negotiated pricing model. The pricing model may specify certain product components and component costs as well as anticipated profit margins.

As described above, the unit prices we obtain from our major customers will typically vary with volumes. As products become more mature, prices will generally decline, partly reflecting reduced component costs. We also regularly introduce new products which are likely to incorporate additional features or new technology and these products will generally command a higher unit price. Average unit prices will also vary with the mix of customers and products. Our unit prices for Networked Storage Solutions products have reduced in the last two fiscal years as volumes with our major customers have increased and prices are adjusted in line with the agreed price/volume matrix. Because this is related to volume growth, this has not resulted in a reduction in our revenues in those fiscal years and has also enabled reductions in component costs. With this exception, we have not seen an overall trend in our unit prices.

We believe that both of our business segments present the opportunity for growth over the next several years. We are seeing growth in demand from many of our customers, which we believe relates to factors including increases in the amount of digitally stored information, increased information technology spending, growth in the specific markets that our customers address, the trend towards outsourcing and increased market share of our customers. Growth in our Storage Infrastructure revenues can also be specifically affected by the growth in shipped volume and increases in the individual storage capacity of disk drives.

The acquisition of Maxtor by Seagate Technology in May 2006 represented a significant consolidation among disk drive suppliers and caused significant changes in market share. We believe these market share changes resulted in an exceptional level of purchases of our equipment in our 2006 fiscal year as our customers invested in new capacity to capture increased market share. In addition Seagate is reutilizing certain Maxtor-owned equipment, which was previously planned to be replaced by Xyratex equipment. This surplus capacity and reutilization of Maxtor owned equipment resulted in a significant decline in our revenues during 2007 fiscal year compared to our 2006 fiscal year and whilst the opportunity for growth in the longer term remains, revenues from our Storage Infrastructure products are continuing to be impacted by these factors during the first half of our 2008 fiscal year.

Foreign Exchange Rate Fluctuations

The functional currency for all our operations is U.S. dollars and the majority of our revenues and cost of revenues are denominated in U.S. dollars. A significant proportion (approximately $71.0 million in our 2007 fiscal year) of our non-U.S. dollar operating expenses relates to payroll and other expenses of our U.K. operations. To a lesser extent we are also exposed to movements in the Malaysian Ringgit relative to the U.S. dollar. We manage our exchange rate exposures through the use of forward foreign currency exchange contracts and option agreements. By using these derivative instruments, increases or decreases in our U.K. pound operating expenses resulting from changes in the U.S. dollar to U.K. pound exchange rate are partially offset by realized gains and losses on the derivative instruments.

Over our last three years there has been significant volatility in the exchange rate between the U.K. pound and the U.S. dollar. Overall in this period the U.S. dollar has fallen by approximately 5% relative to the U.K. pound. The effect of this volatility and movement is reduced because we have hedged the majority of our exposure to this exchange rate movement for approximately one year ahead. Excluding the effect of future movements in the exchange rate, we anticipate this movement will increase our operating expenses by approximately $5.0 million in our 2008 fiscal year, in comparison to our 2007 fiscal year.

Costs of Revenues and Gross Profit

Our costs of revenues consist primarily of the costs of the materials and components used in the assembly and manufacture of our products, including disk drives, electronic cards, enclosures and power supplies. Other items included in costs of revenues include salaries, bonuses and other labor costs for employees engaged in the component procurement, assembly and testing of our products, warranty expenses, shipping costs, depreciation of manufacturing equipment and certain overhead costs. Our gross margins change primarily as a result of fluctuations in our product mix. Our gross margins also change as a result of changes to product pricing, manufacturing volumes and costs of components. The gross margins for our Networked Storage Solutions products tend to be lower than the margins of our Storage Infrastructure products and therefore our gross profit as a percentage of revenues will continue to vary with the proportions of revenues in each segment.

Research and Development

Our research and development expenses include expenses related to product development, engineering, materials costs and salaries, bonuses and other labor costs for our employees engaged in research and development. Research and development expenses include the costs incurred in designing products for our OEM customers, which often occurs prior to their commitment to purchase these products. We expense research and development costs as they are incurred.

Due to the level of competition in the markets in which we operate and the rapid changes in technology, our future revenues are heavily dependent on the improvements we make to our products and the introduction of new products. During our 2007 fiscal year our research and development expenses related to over approximately 45 separate projects covering improving existing products, meeting customer specific requirements and entering new markets, such as development of the Storage Bridge Bay (SBB) compliant OneStor platform and the application of our media process automation technology to solar cell manufacturing.

As of November 2007, 26% of our employees were engaged in our research and development activities. Over recent fiscal years research and development expenses have risen approximately at the level of increase in revenue. Over the longer term we expect this trend to continue. In our 2007 fiscal year, although revenues declined, we continued to increase our research and development expenditure. This reflects our continuing commitment to developing products based on advanced technologies and designs to support growth in Networked Storage Solutions revenues and the longer term opportunities for growth of our Storage Infrastructure revenues.

Selling, General and Administrative

Selling, general, and administrative expenses include expenses related to salaries, bonuses and other labor costs for senior management and sales, marketing, and administrative employees, market research and consulting fees, commissions to sales representatives, information technology costs, other marketing and sales activities and exchange gains and losses arising on the retranslation of U.K. pound denominated assets and liabilities. Our selling, general and administrative expenses have increased over recent fiscal years as we have grown our business. To the extent our business continues to grow we would expect these expenses to continue to increase approximately in line with our revenues.

Equity Compensation Expense

We record equity compensation expense using the fair value method required by Financial Accounting Standard (FAS) 123R—“Share Based Payment”. Equity compensation expense calculated under FAS 123R for the three month periods ended February 29, 2008 and February 28, 2007 was $2.2 million and $1.7 million respectively.

Equity – Share Capital

On January 14, 2008 we commenced a share buy-back program. We have announced that we will purchase our common shares up to a value of $30 million and it is anticipated that the repurchase will take place over a period of up to one year. During the three months ended February 29, 2008 we purchased 169,000 shares at a total value of $2.6 million.

Provision for Income Taxes

We are subject to taxation primarily in the United Kingdom, the United States and Malaysia. Our Malaysian operations benefit from a beneficial tax status which provided us with a zero tax rate on substantially all of our income arising in Malaysia. In 2006 we were granted a tax exempt status for substantially all of our operations in Malaysia until 2012, provided that we meet certain requirements. In the United Kingdom and the United States we benefit from research and development tax credits. As of November 30, 2007 we recorded a deferred tax asset of $15.4 million related to loss carryforwards and other timing differences in the United Kingdom. The majority of this asset is denominated in U.K. pounds and income tax expense will therefore include exchange adjustments to this asset. As a result of loss carryforwards we have not been required to make any significant U.K. tax payments in recent fiscal years. Of the remaining deferred tax balance of $7.3 million, $5.3 million relates to equity compensation expense as described in the next paragraph and $2.9 million relates to net operating loss carryforwards recorded in connection with our acquisition of nStor.

Following the introduction of FAS 123R in our 2006 fiscal year, we have recorded equity compensation expense using the fair value method. This has resulted in the recording of a tax benefit of $3.5 million which is included in the deferred tax asset at November 30, 2007. We also recorded a deferred tax asset of $1.8 million related to equity compensation expense calculated under the intrinsic method prior to our 2006 fiscal year. The realization of these elements of our deferred tax asset is dependent on future share price movements over the next four fiscal years. We anticipate recording any variation to the value of this asset as an adjustment to Additional Paid in Capital.

Tax payments in our 2007 fiscal year amounted to $0.5 million and, due to the beneficial Malaysian tax status and U.K. tax losses, these tax payments related primarily to our U.S. operations. We do not anticipate a significant change in the level of our tax payments in our 2008 fiscal year. Over the last three fiscal years our tax benefit or expense has primarily consisted of U.S. current taxes and movements in the U.K. deferred tax asset.

As described in the unaudited condensed consolidated financial statements, with effect from December 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FAS No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with FAS 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. As a result of the adoption of FIN 48, the Company recorded no additional unrecognized tax benefits. As of December 1, 2007, the Company had $7.7 million of unrecognized tax benefits. If this asset were recognized approximately $3.4 million would reduce our income tax expense and the remainder would result in a balance sheet reclassification only.

Results from Operations

The following table sets forth, for the periods indicated, selected operating data as a percentage of revenues.

	Three Months Ended
	February 29,	February 28,
	2008	2007
Revenues	100.0%	100.0%
Cost of revenues	84.9	81.0
Gross profit	15.1	19.0
Operating expenses:
Research and development	8.9	7.9
Selling, general and administrative	6.9	6.3
Amortization of intangible assets	0.6	0.7
Operating income (loss)	(1.3)	4.1
Net income (loss)	(1.0)	4.3

Segment gross profit as a percentage of segment revenues:
Networked Storage Solutions	14.7	13.6
Storage Infrastructure	18.9	31.6

Three Months Ended February 29, 2008 Compared to Three Months Ended February 28, 2007

The following is a tabular presentation of our results of operations for the three months ended February 29, 2008 compared to the three months ended February 28, 2007. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Three Months Ended
	February 29,	February 28,	Increase / (Decrease)
	2008	2007	Amount	%
	US dollars in thousands
Revenues:
Networked Storage Solutions	$187,776	$163,616	$24,160	14.8%
Storage Infrastructure	29,278	72,791	(43,513)	(59.8)
Total revenues	217,054	236,407	(19,353)	(8.2)
Cost of revenues	184,283	191,372	(7,089)	(3.7)
Gross profit:
Networked Storage Solutions	27,599	22,286	5,313	23.8
Storage Infrastructure	5,526	22,294	(17,468)	(76.0)
Equity compensation	(354)	(245)	109	—
Total gross profit	32,771	45,035	(12,264)	(27.2)
Operating expenses:
Research and development	19,279	18,794	485	2.6
Selling, general and administrative	14,979	14,800	179	1.2
Amortization of intangible assets	1,379	1,651	(272)	—
Operating income (loss)	(2,866)	9,790	(12,656)	—
Other income	—	890	(890)	—
Interest income, net	899	655	244	—
Provision for income taxes	252	1,221	(969)	—
Net income (loss)	$(2,219)	$10,114	$(12,333)	—%

Revenues

The 8.2% decrease in our revenues in the three months ended February 29, 2008 compared to the three months ended February 28, 2007 was attributable to decreased sales of our Storage Infrastructure products being partially offset by an increase in sales of our Networked Storage Solutions products.

Of the $24.2 million, or 14.8%, increase in revenues from sales of our Networked Storage Solutions management estimates that $12.7 million was contributed by a 25% increase in revenues from products incorporating low-cost disk drives. The remaining increase related primarily to growth of approximately 10% in sales of our storage subsystem products incorporating Fibre Channel disk drives. Both of these increases reflected continued growth in our sales to Network Appliance together with increased volumes from other customers, the introduction of new products and the contribution of new customers. We believe this reflects the increasing requirements for storage of digital information, particularly networked storage.

The $43.5 million or 59.8% decrease in revenues from sales of Storage Infrastructure products primarily related to a decrease in demand due to the investment by Seagate Technology in an exceptional level of production capacity in 2006 in connection with its acquisition of Maxtor as described in the overview. As also described in the overview, our revenues from our Storage Infrastructure products are subject to significant fluctuations, particularly between quarters, resulting from our major customers’ capital expenditure decisions and installation schedules.

Cost of Revenues and Gross Profit

The decrease in cost of revenues and gross profit in the three months ended February 29, 2008 compared to the three months ended February 28, 2007 was primarily due to lower Storage Infrastructure revenues. As a percentage of revenues our gross profit was 15.1% for the three months ended February 29, 2008 compared to 19.0% for the three months ended February 28, 2007. This change was also primarily attributable to lower Storage Infrastructure revenues.

The gross margin for our Networked Storage Solutions products increased to 14.7% in the three months ended February 29, 2008 from 13.6% in the three months ended February 28, 2007, primarily as a result of increased margins and volumes of RAID products which were introduced in 2007.

The gross margin for Storage Infrastructure products was 18.9% in the three months ended February 29, 2008, compared to 31.6% in the three months ended February 28, 2007. This was primarily a result of fixed costs relative to lower volumes.

In measuring the performance of our business segments from period to period we focus on gross profit by product group, which excludes a non-cash equity compensation charge of $0.4 million for the three months ended February 29, 2008 and $0.3 million for the three months ended February 28, 2007. See Note 13 to our unaudited condensed consolidated financial statements for a description of our segments and how we measure segment performance.

Research and Development

The $0.5 million increase in research and development expense in the three months ended February 29, 2008 compared to the three months ended February 28, 2007 primarily relates to increased investment in a number of our Storage Infrastructure product lines, particularly production test racks, partially offset by a decrease in employee performance bonuses of $0.6 million.

Selling, General and Administrative

Selling, general and administrative expenses in the three months ended February 29, 2008 were essentially unchanged when compared to the three months ended February 28, 2007.

Amortization of Intangible Assets

The $0.3 million decrease in amortization of intangible assets in the three months ended February 29, 2008 compared to the three months ended February 28, 2007 primarily resulted from intangible assets acquired as a result of the acquisition of ZT Automation in our 2004 fiscal year becoming fully amortized.

Other Income

We recorded income of $0.9 million in the three months ended February 28, 2007 relating to the final payment in respect of the disposal of a product line to Napatech in 2006.

Interest Income, Net

We recorded net interest income of $0.9 million in the three months ended February 29, 2008 compared to $0.7 million in the three months ended February 28, 2007. This primarily resulted from an increase in average cash balances.

Provision for Income Taxes

During the three months ended February 29, 2008 we recorded a provision for income taxes of $0.3 million compared with a $1.2 million provision for income taxes in the three months ended February 28, 2007. This was primarily as a result of recording a net loss before taxes for the three months ended February 29, 2008 compared to net income before taxes for the three months ended February 28, 2007. This was offset by the inclusion in the three months ended February 29, 2008 of an expense of $0.5 million resulting from a foreign exchange adjustment to the deferred tax asset and the inclusion of a $0.9 million tax refund in the three months ended February 28, 2007.

Net Income (Loss)

The recording of a net loss for the three months ended February 29, 2008 compared to net income for the three months ended February 28, 2007 resulted primarily from a decrease in Storage Infrastructure revenues.

Liquidity and Capital Resources

Cash flows

Net cash used by operating activities was $6.8 million for the three months ended February 29, 2008 compared to net cash provided by operating activities of $8.3 million for the three months ended February 28, 2007.

Cash used by operating activities of $6.8 million for the three months ended February 29, 2008 resulted primarily from an increase in inventory of $21.5 million, offset by a reduction in working capital requirements of our Storage Infrastructure business. The increase in inventory primarily related to a build up of inventory to mitigate the risks associated with the migration to our new “ERP” system and lower than expected shipments at the end of the quarter. The reduction in working capital requirements for our Storage Infrastructure business primarily resulted from the reduction in revenues in that division and was the primary cause of a decrease in accounts receivable of $20.8 million and a decrease in accounts payable of $3.3 million. In addition a decrease in deferred revenue of $7.0 million also contributed to the net cash used.  This relates to a reduction in orders on hand in our Storage Infrastructure segment. Deferred revenue represents advance payments from customers for Storage Infrastructure products and varies with the level of orders on hand for these products. These negative effects on cashflow were partially offset by a $4.9 million positive effect of the operating results being the net loss adjusted for non-cash charges.

Cash provided by operating activities of $8.3 million for three months ended February 28, 2007 resulted primarily from the positive contribution of net income of $10.1 million after excluding net non-cash charges totaling $6.3 million together with a decrease in inventory of $6.4 million, and increases in accounts payable of $3.5 million.  The decrease in inventory was primarily related to the expectation of lower revenues in our second fiscal quarter. The increase in accounts payable resulted primarily from the timing of purchases in the quarter. These positive effects on cashflow were partially offset by increases in accounts receivable and other current assets of $7.0 million and $3.0 million respectively and decreases in employee compensation and benefits and deferred revenue of $5.3 million and $3.5 million respectively. The increase in accounts receivable resulted from changes in the timing of shipments in the quarter. The increase in other currents assets related to a reduction in value of forward foreign currency exchange contracts. The decrease in employee compensation and benefits payable related to the payment of 2006 fiscal year bonuses. The decrease in deferred revenue relates to a reduction in orders on hand in our Storage Infrastructure segment. Deferred revenue represents advance payments from customers for Storage Infrastructure products and varies with the level of orders on hand for these products.

Net cash used in investing activities was $4.0 million for the three months ended February 29, 2008 compared to $10.1 million for the three months ended February 28, 2007.

Net cash used in investing activities for the three months ended February 29, 2008 related to capital expenditure. Net cash used in investing activities for the three months ended February 28, 2007 comprised $4.8 million related to the purchase of intellectual property from IBM and Ario Data Networks Inc., $1.7 million deferred consideration related to our acquisition of ZT Automation in 2004 and $3.6 million related to capital expenditure.

Our capital expenditures relate primarily to purchases of equipment such as tooling, production lines and test equipment. We do not anticipate any significant changes in the nature or level of our capital expenditures and we would expect these to generally change in line with our revenues. We currently have no material commitments for capital expenditures.

Net cash used in our financing activities was $2.0 million in the three months ended February 29, 2008 and $0.5 million in the three months ended February 28, 2007.

Net cash used in financing activities for the three months ended February 29, 2008 comprised the repurchase of shares under our share buy-back program as described in the overview of the value $2.6 million partially offset by $0.6 million proceeds from the exercise of employee share options.

Net cash used in financing activities for the three months ended February 28, 2007 comprised a quarterly repayment of $1.0 million under our HSBC term loan partially offset by $0.5 million proceeds from the exercise of employee share options.

Liquidity

As of February 29, 2008, our principal sources of liquidity consisted of cash and cash equivalents of $57.9 million and our multi-currency credit facilities with HSBC. The HSBC credit facilities include a revolving line of credit which expires in December 2008, and a short-term overdraft facility. The revolving line of credit is for an aggregate principal amount of up to $30.0 million and bears interest at a rate of between 0.6% and 1.25% above LIBOR, depending on the level of debt relative to operating income. The overdraft facility is for an aggregate principal amount of $15.0 million and bears interest at a rate equal to 0.75% above LIBOR. As of February 29, 2008 we had no debt outstanding under our revolving line of credit or our overdraft facility. The HSBC credit facilities provide for a security interest on substantially all of our assets.

In addition to the share buy-back described above in the overview, our future financing requirements will depend on many factors, but are particularly affected by the rate at which our revenues and associated working capital requirements grow, changes in the payment terms with our major customers and suppliers of disk drives, and quarterly fluctuations in our revenues. Additionally, our cash flow could be significantly affected by any acquisitions we might choose to make or alliances we have entered or might enter into. We believe that our cash and cash equivalents together with our credit facilities with HSBC will be sufficient to meet our cash requirements at least through the next 12 months. We cannot assure you that additional equity or debt financing will be available to us on acceptable terms or at all.

Accounting Policies

Critical Accounting Policies

Our critical accounting policies are set out in our Annual Report on form 20-F as filed with the Securities and Exchange Commission on February 20, 2008. By “critical accounting policies” we mean policies that are both important to the portrayal of our financial condition and financial results and require critical management judgments and estimates about matters that are inherently uncertain. Although we believe that our judgments and estimates are appropriate, actual future results may differ from our estimates.

Recent Accounting Pronouncements

On December 1, 2007, the Company adopted FAS No. 157 (“FAS 157”), “Fair Value Measurements”. FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The adoption of FAS 157 did not give rise to any adjustments to the consolidated financial statements.

On December 1, 2007, the Company adopted FAS No. 159 (“FAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FAS No. 115”. FAS 159 allows measurement at fair value of eligible financial assets and liabilities that are not otherwise measured at fair value. If the fair value option for an eligible item is elected, unrealized gains and losses for that item shall be reported in current earnings at each subsequent reporting date. FAS 159 also establishes presentation and disclosure requirements designed to draw comparison between the different measurement attributes the company elects for similar types of assets and liabilities. The adoption of FAS 159 did not give rise to any adjustments to the consolidated financial statements.

In December 2007, the FASB issued FAS No. 141 (Revised 2007), “Business Combinations”. FAS 141R retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations. FAS 141R defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any noncontrolling interest at their fair values as of the acquisition date. In addition, FAS 141R requires expensing of acquisition-related and restructure-related costs, remeasurement of earn out provisions at fair value, measurement of equity securities issued for purchase at the date of close of the transaction and non-expensing of in-process research and development related intangibles. FAS 141R is effective for our business combinations for which the acquisition date is on or after December 1, 2009.

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	February 29,	November 30,
	2008	2007
	(US dollars and amounts in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$57,866	$70,678
Accounts receivable, net	101,544	122,327
Inventories	113,131	91,662
Prepaid expenses	3,934	2,994
Deferred income taxes	2,926	3,000
Other current assets	6,281	8,275
Total current assets	285,682	298,936
Property, plant and equipment, net	37,952	37,421
Intangible assets, net	54,282	54,175
Deferred income taxes	18,953	19,743
Total assets	$396,869	$410,275

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$92,747	$96,046
Employee compensation and benefits payable	11,385	13,280
Deferred revenue	8,194	15,212
Income taxes payable	1,537	1,165
Other accrued liabilities	12,907	11,311
Total current liabilities	126,770	137,014
Long-term debt	—	—
Total liabilities	126,770	137,014

Shareholders’ equity
Common shares of Xyratex Ltd (in thousands), par value $0.01 per share 70,000 authorized, 29,214 and 29,117 issued and outstanding	292	291
Additional paid-in capital	359,099	356,268
Accumulated other comprehensive income	688	1,847
Accumulated deficit	(89,980)	(85,145)
Total shareholders’ equity	270,099	273,261
Total liabilities and shareholders’ equity	$396,869	$410,275

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended,
	February 29,	February 28,
	2008	2007
	(US dollars in thousands, except per share amounts)

Revenues:	217,054	236,407
Cost of revenues	184,283	191,372
Gross profit:	32,771	45,035
Operating expenses:
Research and development	19,279	18,794
Selling, general and administrative	14,979	14,800
Amortization of intangible assets	1,379	1,651
Total operating expenses	35,637	35,245
Operating income (loss)	(2,866)	9,790
Other income	—	890
Interest income, net	899	655
Income (loss) before income taxes	(1,967)	11,335
Provision (benefit) for income taxes	252	1,221
Net income (loss)	$(2,219)	$10,114

Net earnings (loss) per share:
Basic	$(0.08)	$0.35
Diluted	$(0.08)	$0.34

Weighted average common shares (in thousands), used in computing net earnings (loss) per share:
Basic	29,125	28,847
Diluted	29,125	29,699

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(US dollars and amounts, in thousands)

	Number of Common Shares	Par value	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total

Balances as of November 30, 2006	28,793	$288	$344,686	$(113,254)	$2,774	$234,494
Issuance of common shares	135	1	501			$502
Non-cash equity compensation			1,660			$1,660
Components of comprehensive income, net of tax:
Net income				10,114
Unrealized loss on forward foreign currency contracts net of reclassification adjustment:					(831)
Total comprehensive income						$9,283
Balances as of February 28, 2007	28,928	$289	$346,847	$(103,140)	$1,943	$245,939

	Number of Common Shares	Par value	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total

Balances as of November 30, 2007	29,117	$291	$356,268	$(85,145)	$1,847	$273,261
Issuance of common shares	266	3	631			$634
Non-cash equity compensation			2,200			$2,200
Repurchases of common shares	(169)	(2)		(2,616)		$(2,618)
Components of comprehensive income, net of tax:
Net income				(2,219)
Unrealized gain on forward foreign currency contracts net of reclassification adjustment:					(1,159)
Total comprehensive income (loss)						$(3,378)
Balances as of February 29, 2008	29,214	$292	$359,099	$(89,980)	$688	$270,099

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	February 29,	February 28,
	2008	2007
	(US dollars in thousands)
Cash flows from operating activities:
Net income (loss)	$(2,219)	$10,114
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	3,485	3,037
Amortization of intangible assets	1,379	1,651
Non-cash equity compensation	2,200	1,660
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	20,783	(6,996)
Inventories	(21,469)	6,443
Prepaid expenses and other current assets	(602)	(2,995)
Accounts payable	(3,299)	3,451
Employee compensation and benefits payable	(1,895)	(5,306)
Deferred revenue	(7,018)	(3,458)
Income taxes payable	372	558
Deferred income taxes	(125)	608
Other accrued liabilities	1,596	(502)
Net cash provided by (used in) operating activities	(6,812)	8,265

Cash flows from investing activities:
Investments in property, plant and equipment	(4,016)	(3,642)
Acquisition of intangible assets	—	(4,790)
Acquisition of business, net of cash received	—	(1,661)
Net cash used in investing activities	(4,016)	(10,093)

Cash flows from financing activities:
Payments of long-term borrowings	—	(1,000)
Repurchases of common shares	(2,618)	—
Proceeds from issuance of shares	634	502
Net cash used in financing activities	(1,984)	(498)
Change in cash and cash equivalents	(12,812)	(2,326)
Cash and cash equivalents at beginning of period	70,678	56,921
Cash and cash equivalents at end of period	$57,866	$54,595

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars and amounts in thousands, except per share data, unless otherwise stated)

1.    The Company and its Operations

Xyratex Ltd together with its subsidiaries (“the Company”) is a leading provider of modular enterprise-class data storage subsystems and storage process technology with principal operations in the United Kingdom (“U.K.”), the United States of America (“U.S.”) and Malaysia. We operate in two business segments: Networked Storage Solutions (NSS) and Storage Infrastructure (SI). Our NSS products are hard disk drive based data storage subsystems. Our SI products include disk drive production test systems, process automation for disk drive and solar panel manufacturing, servo track writers and disk cleaning systems.

2.    Basis of Presentation

The accompanying interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

These condensed consolidated financial statements are unaudited but include all adjustments (consisting of normal recurring adjustments) which the Company’s management considers necessary for a fair presentation of the financial position as of such dates and the operating results and cash flows for those periods presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted. In addition, the results of operations for the interim periods may not necessarily be indicative of the operating results that may be incurred for the entire year.

The November 30, 2007 balance sheet was derived from audited consolidated financial statements but does not include all disclosures required by accounting principles generally accepted in the United States. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Form 20-F as filed with the Securities and Exchange Commission on February 20, 2008.

3.              Equity compensation plans

The following table summarizes equity compensation expense related to share-based awards under FAS 123R for the three month periods ended February 29, 2008 and February 28, 2007.

	Three months ended February 29, 2008	Three months ended February 28, 2007
Equity compensation:
Cost of revenues	$354	$245
Research and development	708	491
Selling, general and administrative	1,138	924
Total equity compensation	2,200	1,660
Related income tax benefit	$611	$446

The Company’s share-based awards include restricted stock units (“RSUs”), share options, an Employee Stock Purchase Plan and restricted shares. From March 2006 the Company’s share awards have principally consisted of RSU’s. Based on an agreement with the Company’s managing underwriter for the Initial Public Offering in 2004, there are 2,625 shares authorized for future grants under the plans. Option exercises are satisfied through the issue of new shares or where previously agreed with the trustee, through the transfer of shares from an employee benefit trust.

Restricted Stock Units

RSU’s generally require that shares be awarded over four years from the date of grant, subject to continued service. The vesting of these units is also generally subject to the achievement of certain performance conditions in the year of grant. Equity compensation expense relating to RSUs totaling $1,814 has been recorded in the three months ended February 29, 2008.  Restricted stock units granted, exercised, canceled and expired are summarized as follows:

	RSU	Weighted- Average Grant Date Fair Value	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Non-vested restricted stock units at November 30, 2007	785	$23.74	3.2
Granted	652	16.38
Vested	(192)	24.12
Cancelled/forfeited	(158)	22.94
Non-vested restricted stock units at February 29, 2008	1,087	$19.38	2.9
Non-vested restricted stock units expected to vest at February 29, 2008	801		2.8	$14,387

Share Option Activity

The Company has five plans under which employees have been granted options to purchase Xyratex Ltd shares. Options granted, exercised, canceled and expired under all of the Company’s share option plans, excluding the Sharesave Plan, are summarized as follows:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at November 30, 2007	1,761	$10.41	5.8	$7,625
Exercised	(69)	9.56
Forfeited	(12)	14.31
Outstanding at February 29, 2008	1,680	$10.35	5.5	$12,777
Exercisable at February 29, 2008	1,492	$9.87	5.4	$12,067

Exercise prices of option activity and options outstanding denominated in U.K. pounds have been converted to the U.S. dollar equivalent in the above table using the U.K. pound/U.S. dollar exchange rate as of each transaction date or period end date as appropriate.

Employee Stock Purchase Plan and Restricted Shares

8 shares were granted under the Employee Stock Purchase Plan in the three months ended February 29, 2008.

4.    Equity – Share Capital

Share Buy-Back

On January 14, 2008 the Company commenced a share buy-back program. The Company has announced that it will purchase its own shares up to a value of $30 million and it is anticipated that the repurchase will take place over a period of up to one year. During the three months ended February 29, 2008 the Company has purchased 169 shares at a total value of $2,618.

5.    Net earnings per share

Basic net earnings per share for the three month periods ended February 29, 2008 and February 28, 2007 is computed by dividing net income by the weighted-average number of Xyratex Ltd common shares. Diluted net earnings per share gives effect to all potentially dilutive common share equivalents outstanding during the period. The effect of 613 common share equivalents was excluded from the diluted weighted average shares outstanding in the three months ended February 29, 2008 due to the net loss recorded for the period.

	Number of common shares
	Three months ended
	February 29,	February 28,
	2008	2007
Total weighted average common shares – basic	29,125	28,847
Dilutive effect of share options	—	747
Dilutive effect of restricted stock units	—	55
Total weighted average common shares – diluted	29,125	29,699

6.    Other income

On March 6, 2006, the Company concluded the disposal of a product line through a license agreement of intellectual property of certain network analysis technology and the transfer of the related customer base to Napatech, a programmable network adapter company based in Denmark. The Company is continuing to manufacture the related product lines for Napatech under a separate Supply Agreement. Under the license agreement a total of $4,093 became payable, of which $890 has been recorded in the statement of operations as other income in the three months ended February 28, 2007.

7.    Derivative financial instruments

The Company manages its exposure to foreign currency exchange rate risk between the U.K. pound to the U.S. dollar and the Malaysian ringgit to the U.S. dollar through entering into forward exchange contracts and options. The Company designated all of its forward foreign currency contracts as qualifying for hedge accounting. Changes in the fair value of these instruments are deferred and recorded as a component of accumulated other comprehensive income (AOCI) until the hedged transactions affect earnings, at which time the deferred gains and losses on the forward foreign currency contracts are recognized in the income statement.

The Company reclassified a gain of $452 and $1,001, net of tax of $200 and $429, from AOCI to earnings during the three months ended February 29, 2008 and February 28, 2007, respectively due to the realization of the underlying transactions. The Company recorded the decrease in fair market value of derivatives related to its cash flow hedges of $707, net of tax of $303, to AOCI for the three months ended February 29, 2008 compared to an increase of $170, net of tax of $73 for the three months ended February 28, 2007. Any remaining unrealized amounts are expected to be reclassified to earnings during the next nineteen months. The fair value of these foreign currency contracts represents the amount the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturity.

The following table shows derivatives existing as of February 29, 2008 and November 30, 2007:

	February 29,	November 30,
Derivatives between U.K. pound and U.S. dollar	2008	2007

Forward exchange contracts and options (notional value)	$65,262	$63,344
Fair value of contracts	$495	$2,440
Carrying value of contracts	$495	$2,440
Average rate of contract	$1.98	$1.98
Period end rate	$1.99	$2.06
Maximum period of contracts (months)	21	12

	February 29,	November 30,
Derivatives between Malaysian ringgit and U.S. dollar	2008	2007

Forward exchange contracts and options (notional value)	$5,200	$5,000
Fair value of contracts	$447	$196
Carrying value of contracts	$447	$196
Average rate of contract	$0.29	$0.29
Period end rate	$0.32	$0.29
Maximum period of contracts (months)	7	6

8.    Concentration of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk include cash and cash equivalents, short-term investments and accounts receivable. The Company places its cash and cash equivalents and short-term investments with high-credit quality financial institutions. Cash deposits are generally placed with either one or two institutions and such deposits, at times, exceed governmentally insured limits. Concentrations of credit risk, with respect to accounts receivable, exist to the extent of amounts presented in the financial statements. Two customers, each with balances greater than 10% of total accounts receivable, represented 61% of the total accounts receivable balance at February 29, 2008 and two customers represented 61% of the total accounts receivable balance at November 30, 2007. Generally, the Company does not require collateral or other security to support customer receivables. The Company performs periodic credit evaluations of its customers and maintains an allowance for potential credit losses based on historical experience and other information available to management. Losses to date have been within management’s expectations.

During the three months ended February 29, 2008 revenues from one customer represented 62% of total revenues and during the three months ended February 28, 2007, revenues from two customers, represented 74% of total revenues. No other customer accounted for more than 10% of revenues.

9.    Intangible assets

During the three months ended February 28, 2007, the Company enhanced the intellectual property base within its Networked Storage Solutions segment through the purchase of intellectual property from Ario Data Networks Inc. of Colorado, and the entry into a patent cross license agreement with IBM. The Ario transaction also involved the recruitment of certain Ario employees and the purchase of certain non-material tangible assets. The amounts paid for these intangible assets was cash totaling $4,790.

Identified intangible assets

Identified intangible asset balances are summarized as follows:

	February 29, 2008	November 30, 2007
Existing technology	$11,693	$11,693
Patents and core technology	11,887	11,887
Non-competition agreements	1,000	1,000
Order backlog	2,100	2,100
Supplier contracts	39	39
Assembled workforce	1,516	1,516
Customer relationships	4,629	4,629
	32,864	32,864
Accumulated amortization	(18,199)	(16,820)
	$14,665	$16,044

Goodwill

The changes in the carrying amount of goodwill for the three month period ended February 29, 2008 are as follows:

	Networked Storage Solutions	Storage Infrastructure	Total
Balance at November 30, 2007	$17,330	$20,801	$38,131
Tax benefit of goodwill	—	1,486	1,486
Balance at February 29, 2008	$17,330	$22,287	$39,617

The tax benefit of goodwill includes an amount of $1,779 being an amount reclassified to deferred income taxes. There is no effect on the Company’s income statement.

10.    Inventories

	February 29,	November 30,
	2008	2007

Finished goods	$29,843	$19,517
Work in progress	15,541	18,364
Raw materials	67,747	57,381
	$113,131	$91,662

11.    Income Taxes

The provision for income taxes for the three month periods ended February 29, 2008 and February 28, 2007 is based on the Company’s current estimates of effective tax rates of 11% and 18% respectively, the rates being based on forecasts of income before income taxes in the years ended November 30, 2008 and November 30, 2007. Forecasts of income exclude significant unusual and extraordinary items that are separately included in the tax charge.

The difference between the provision for income taxes recorded in the financial statements and income tax based upon the UK statutory rate of 30% is primarily related to income tax exemptions for the Company’s Malaysian operations and research and development tax credits. In addition, the three months ended February 29, 2008 included an expense of $462 relating to the retranslation of U.K. deferred tax assets denominated in U.K. pounds and the three months ended 28 February, 2007 included a benefit of $856 relating to the agreement of a previous year’s computation.

Effective as of December 1, 2007, the Company adopted the provision of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FAS No. 109”. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with FAS 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

As a result of the adoption of FIN 48, the Company recorded no changes to its unrecognized tax benefits. As of December 1, 2007, the Company had $7,700 of unrecognized tax benefits, of which approximately $3,400 represents the amount of unrecognized tax benefits that would impact the effective tax rate, if recognized. The remaining $4,300 relates to items that would result in balance sheet reclassification only, with no impact to income tax expense. It is possible that the amount of unrecognized tax benefits will change in the next twelve months; however, an estimate of the range of the possible change cannot be made at this time.

It is the Company’s practice to recognize interest and penalties related to uncertain tax positions in income tax expense. The Company had $100 net of tax benefit, accrued for interest and no accrual for penalties related to unrecognized tax benefits as of December 1, 2007.

The Company’s subsidiaries are subject to income tax in the U.K. and the U.S. Federal jurisdiction as well as other state and foreign jurisdictions. The Company’s U.K. income tax returns for its 2006 and 2007 fiscal years remain open to examination.  The Company’s U.S. Federal and state income tax returns for fiscal years 2003 through 2007 remain open to examination. In addition, the Company files tax returns in multiple other foreign taxing jurisdictions and generally is not subject to tax examination in these jurisdictions for fiscal years prior to 2000.

12.    Product warranty liability

The Company generally offers warranties between one and three years. Estimated future warranty obligations related to product sales are charged to operations in the period in which the related revenue is recognized. These estimates are based on historical warranty experience and other relevant information of which the Company is aware.

The following table provides the changes in the product warranty accrual for the three months ended February 29, 2008:

Amount of liability
Balance at November 30, 2007:	$3,543
Accruals for warranties issued during the period	783
Settlements made during the period	(472)
Balance at February 29, 2008:	$3,854

13.    Segment Information

Description of segments.  The Company designs, develops and manufactures enabling technology in support of high-performance storage and data communication networks. The Company organizes its business operations into two product groups—Networked Storage Solutions and Storage Infrastructure, each of which comprises a reportable segment.

Description of the Company’s segments:

Networked Storage Solutions.   Provision of high performance, high density, network storage subsystem technology to OEMs supplying the network storage and data networking market places.

Storage Infrastructure.   Provision of high-performance, high density disk drive, process & test technology to the major disk drive companies and their component suppliers for the development and production of highly reliable disk drives.

Segment revenue and profit.  The following tables reflect the results of the Company’s reportable segments under the Company’s management reporting system. These results are not necessarily a depiction that is in conformity with accounting principles generally accepted in the United States and in particular does not include the equity compensation expense. The performance of each segment is generally measured based on gross profit.

	Three Months Ended
	February 29,	February 28,
	2008	2007
Revenues:
Networked Storage Solutions	$187,776	$163,616
Storage Infrastructure	$29,278	$72,791

Total Segments	$217,054	$236,407

Gross profit:
Networked Storage Solutions	$27,599	$22,286
Storage Infrastructure	$5,526	$22,994

Total Segments	$33,125	$45,280
Equity Compensation (note 3)	$354	$245
Total	$32,771	$45,035

Depreciation and amortization:
Networked Storage Solutions	$2,738	$2,640
Storage Infrastructure	$1,693	$1,783

Total Segments	$4,431	$4,423
Corporate	$433	$265

Total	$4,864	$4,688

Total segments revenues represent revenues as reported by the Company for all periods presented. Gross profit above represents gross profit as reported by the Company for all periods presented. The chief operating decision maker does not review asset information by segment and therefore no asset information is presented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: April 15, 2008	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer